Filed by Hawthorne Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: Hawthorne Financial Corporation
Commission File Number:0-1100

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

The following is a copy of (i) a letter to Hawthorne Financial Corporation’s employees announcing the merger, (ii) the joint press release issued by Hawthorne Financial Corporation and Commercial Capital Bancorp, Inc. and (iii) an Employee Q&A, each of which was distributed to employees of Hawthorne Financial Corporation on January 27, 2004.

GENERAL ANNOUNCEMENT

TO HAWTHORNE EMPLOYEES

January 27, 2004

Hawthorne Savings’ financial results have continued to improve dramatically over the years. We are proud to say that we have created a great organization with a rich culture, renowned customer service and dedicated employees. All the while, our business has continued to grow and our customer base has expanded. This is a great organization!

It comes as no surprise that other financial institutions have taken notice of our success and one of these institutions is Commercial Capital Bancorp, Inc. Thus, we are proud to announce that Hawthorne Financial Corporation has signed a Definitive Agreement to merge with Commercial Capital Bancorp, Inc.

Commercial Capital Bancorp, Inc. is a diversified financial services company that provides a variety of lending and deposit products and services. It is the 4th largest multifamily lender in California, and is headquartered in Irvine with four retail branches located in Irvine, La Jolla, Rancho Santa Margarita and Riverside. The merger results in a strong balance sheet and a diversified loan portfolio funded primarily by a solid retail deposit franchise. Upon completion, our combined assets will be over $4.5 billion, making the new organization the 4th largest thrift in southern California, with 19 full service branch offices and 10 lending offices. We have included a copy of the press release announcing the transaction to the public. We anticipate the merger will be final in the summer of 2004.

Both organizations value the contributions of each employee, and both treat people with respect and appreciation. We truly want to build an organization that blends the best of both cultures. Shortly, we will establish a transition team with representatives from each organization. The team will be working diligently over the next few months to ensure our success.

We know all of you have questions about how this will impact you personally. With that in mind, we have scheduled a number of meetings over the next few days, and prepared a preliminary

Q & A to address some of your concerns immediately. As more information becomes available, we will share it with you. In the interim, if you have questions please contact JoLene Wryn, Susan Schalbe or Kim Luce in the Human Resource Department.

We look forward to working with you as we combine these two great organizations!

Stephen H. Gordon, Chairman and Chief Executive Officer	Simone Lagomarsino, President and Chief Executive Officer

SCHEDULE OF EMPLOYEE MEETINGS

Wednesday, January 28th	7:30 AM
Web cast announcing merger between HTHR and CCBI
You may listen to the broadcast in the Big Assembly Room in El Segundo or the conference room in the Tustin Loan center, or you can call in at 800-599-9795, password – 33410554.

Wednesday January 28th	Noon (lunch will be served)
Q & A session with Simone in the Big Assembly Room (BAR) in El Segundo

Wednesday January 28th	Noon (lunch will be served)
Q & A session with Frank in the Tustin loan center conference room

Wednesday January 28th	6:00 PM (pizza will be served)
Q & A session with Simone in BAR in El Segundo

Thursday, January 29th	9:00 AM
MUM-Introductions in the BAR in El Segundo

Thursday, January 29th	10:00 AM
Earnings Release Conference Call, in the BAR in El Segundo

Thursday, January 29th	Afternoon
Tour South Bay branches

Friday, January 30th	8:00 AM
Q & A session with Simone in the Tustin loan center conference room

Friday, January 30th	Following Q & A
Introductions in Tustin and tour of Orange County branches

Friday, January 30th	Afternoon
Tour of valley branches, Q & A with Simone

COMMERCIAL CAPITAL BANCORP, INC.

HAWTHORNE FINANCIAL CORPORATION

Commercial Capital Bancorp, Inc.:
Contact: Stephen H. Gordon David S. DePillo	Chairman & CEO President & COO	Telephone: Facsimile:	(949) 585-7500 (949) 585-0174

Hawthorne Financial Corporation:
Contact: Simone F. Lagomarsino	President & CEO	Telephone: Facsimile:	(310) 725-5631 (310) 725-5038

COMMERCIAL CAPITAL BANCORP, INC. ANNOUNCES AGREEMENT TO ACQUIRE
HAWTHORNE FINANCIAL CORPORATION

Irvine, CA – January 27, 2004 – Commercial Capital Bancorp, Inc. (“CCBI” or the “Company”), (NASDAQ: “CCBI”), and Hawthorne Financial Corporation (“Hawthorne”), (NASDAQ: “HTHR”) announced today the signing of a definitive agreement in which CCBI will acquire Hawthorne in an all stock transaction valued at approximately $493 million.

•	Combines premier asset generator with premier deposit franchise creating one of Southern California’s largest and most profitable financial institutions

•	Combined assets total approximately $4.40 billion and deposits total approximately $2.37 billion, before purchase accounting adjustments

•	Immediately accretive to CCBI’s GAAP and cash EPS

•	Approximately 216% accretive to CCBI’s book value per share and more than 30% accretive to CCBI’s tangible book value per share

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, shareholders of Hawthorne will receive 1.45 shares of CCBI common stock in exchange for each share of Hawthorne stock, which is subject to adjustments provided in the agreement and will be adjusted to 1.9333 when the four-for-three stock split of CCBI’s common stock announced Monday, January 26, 2004 and scheduled to be completed February 20, 2004 is effected. The transaction, which is expected to be tax-free to Hawthorne shareholders, values each share of Hawthorne common stock at $37.92, based on CCBI’s closing price of $26.15 on January 27, 2004. $37.92 represents 16.6x Hawthorne’s 2003 diluted earnings per share, 2.76x Hawthorne’s tangible book value per share at December 31, 2003 and a 25% premium to Hawthorne’s closing price on January 27, 2004. The value of the transaction and value of each share of Hawthorne common stock on consummation of the merger may be higher or lower depending on the price of CCBI’s common stock on such date. The transaction is expected to close in the summer of 2004, pending shareholder and regulatory approval and satisfaction of other customary conditions. At December 31, 2003, CCBI had $1.72 billion in total assets, $1.05 billion in total loans, $645.6 million in total deposits and $102.0 million in total equity. At December 31, 2003, Hawthorne had $2.67 billion in total assets, $2.15 billion in total loans, $1.72 billion in total deposits and $185.3 million in total equity.

The combined company will have a deposit franchise consisting of 19 full service banking offices, located in Westlake Village (Ventura County), Tarzana, Baldwin Hills, Westchester, Hawthorne, Manhattan Beach, Gardena, Hermosa Beach, Torrance, Redondo Beach (Los Angeles County), Orange, Irvine (3), Rancho Santa Margarita (Orange County), Riverside (Riverside County), La Jolla, Del Mar and San Diego (San Diego County), with plans to open a banking office in Beverly Hills, California in the Summer of 2004. Hawthorne ranked 5th in deposits in the South Bay region of Los Angeles County with a 6% market share, or $986 million, at June 30, 2003, ranking behind only Bank of America (NYSE: “BAC”), Washington Mutual (NYSE: “WM”), Wells Fargo (NYSE: “WFC”) and Union Bank (NYSE: “UB”). Additionally, CCBI will have 11 lending offices, located in Sacramento, Corte Madera, Burlingame, Oakland, Woodland Hills, Encino, West Los Angeles, El Segundo, Tustin, Irvine, and San Diego, California.

Stephen H. Gordon, Chairman and Chief Executive Officer of CCBI stated, “We’re very excited to bring these two great companies together. Commercial Capital Bancorp is known as one of the top income property real estate lenders in California, with a maturing deposit franchise, resulting in the Company being the fastest growing bank in the state. Hawthorne is known for being a premier deposit franchise with a tremendous retail presence all around the South Bay – Coastal region of Los Angeles County, that also has a leading income property, residential, and construction lending franchise. This strategic acquisition creates one of the largest and most profitable savings institutions headquartered in Southern California, and one of the few franchises with a statewide presence.”

Simone F. Lagomarsino, President and Chief Executive Officer of Hawthorne commented, “The transaction demonstrates Hawthorne’s clear commitment to enhancing shareholder value. We believe the combination of the institutions will result in an exceptional franchise with leading market positions in both real estate lending and consumer and relationship banking, providing the platform for continued growth and greater value to shareholders.”

David S. DePillo, Vice Chairman, President and COO of CCBI, added, “We are particularly impressed with the quality of employees at Hawthorne and look forward to having their talent join CCBI. With our experienced management teams, both entities have significant acquisition and integration experience and we expect a smooth transition. Most importantly, since we have no branches that overlap, we expect the transaction to be seamless from a client perspective and we look forward to leveraging each other’s products to further deepen these client relationships.”

Under the agreement, CCBI’s Board of Directors will expand to a total of nine directors, which will include three members of Hawthorne’s Board of Directors. Stephen H. Gordon will continue in the role of Chairman and CEO of the Company, and David S. DePillo will continue in the role of Vice Chairman, President and COO. Timothy R. Chrisman, Chairman of Hawthorne, as well as Anthony W. Liberati and Gary W. Brummett, also directors of Hawthorne, will be joining CCBI’s Board of Directors.

CCBI was represented in the transaction by its financial advisor Credit Suisse First Boston LLC, and its legal counsel Patton Boggs LLP. Hawthorne was represented in the transaction by its financial advisor, Sandler O’Neill & Partners, L.P., and its legal counsel, Manatt, Phelps, & Phillips LLP. Hawthorne’s Board of Directors was represented in the transaction by Elias, Matz, Tiernan & Herrick, LLP.

CONFERENCE CALL AND WEBCAST INFORMATION

CCBI and Hawthorne will hold a conference call and webcast tomorrow, January 28, 2004 at 7:30 a.m. Pacific Standard Time to discuss the transaction. Analysts and investors may listen to the call and participate in the question/answer session either by dialing the phone number listed below, or through viewing a live video webcast of the discussion accessed through a link on the home page of the CCBI’s website at www.commercialcapital.com and Hawthorne’s website at www.hawthornesavings.com. The multimedia webcast enables participants to listen to the discussion and simultaneously view the video broadcast, tables, charts, an outline of the performance highlights, and submit questions for live response from the hosts. Either Real Media or Windows Media player is required for viewing the video webcast. The presentation material is available online in Adobe “pdf” format, through a link on the homepage of the websites for both CCBI and Hawthorne.

Conference Call

Date: Wednesday, January 28, 2004
Time: 7:30 a.m. PST (10:30 a.m. EST)
Phone Number (800) 599-9795
Access Code: 33410554

Webcast

Date: Wednesday, January 28, 2004
Time: 7:30 a.m. PST (10:30 a.m. EST)
Webcast URL: www.commercialcapital.com
Real Media or Windows Media player required

For those who are unable to participate in the call or webcast, an archive of the webcast will be available from a link on the homepage of CCBI’s site at www.commercialcapital.com or Hawthorne’s website at www.hawthornesavings.com beginning approximately 2 hours following the end of the call. The archive will be available until March 7, 2004.

It is recommended that participants dial into the call, or log in to the webcast, approximately 10 minutes prior to the event.

CCBI, headquartered in Irvine, CA, is a multifaceted financial services company which provides financial services to meet the needs of its client base, which includes income-property real estate investors, middle market commercial businesses, and high net-worth individuals, families and professionals. At December 31, 2003, CCBI had total assets of $1.7 billion, was the 4th largest multi-family lender in California during the 12 months ended September 30, 2003 (source: Dataquick Information Systems) and had originated approximately $3.1 billion in multi-family and commercial real estate loans through December 31, 2003. Commercial Capital Bank, the Company’s bank subsidiary, was the fastest growing banking organization in California, based on percentage growth in total assets over the 36 months ended September 30, 2003 (source: www.fdic.gov). The Bank has full service banking offices located at the Company’s headquarters in Irvine, Rancho Santa Margarita, Riverside, and La Jolla and loan origination offices in Sacramento, Corte Madera (Marin County), Oakland, Burlingame, Woodland Hills, Encino, Los Angeles, Irvine, and La Jolla, California, and plans to open a banking office in Beverly Hills, California in the second quarter of 2004.

Hawthorne, with total assets of $2.7 billion at December 31, 2003, operates fifteen branches in the coastal counties of Southern California, from Westlake Village at the western edge of Los Angeles to Mission Bay in San Diego. Hawthorne specializes in real estate secured loans within the markets it serves, including: permanent loans collateralized by single family residential property, permanent loans secured by multi-family residential and commercial real estate and loans for the construction of multi-family residential, commercial and individual single family residential properties and the acquisition and development of land for the construction of such projects. Hawthorne funds its loans predominantly with retail deposits generated through its fifteen full service retail offices and FHLB advances.

This press release, the aforementioned conference call, and statements made by CCBI’s or Hawthorne’s management, may contain forward-looking statements regarding CCBI and Hawthorne and the proposed merger. These statements involve certain risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the stockholders of CCBI and Hawthorne may fail to provide the required approvals to consummate the merger; estimated cost savings from the merger cannot be fully realized within the expected time frame; revenues following the mergers are lower than expected; competitive pressure among depository institutions increases significantly; costs or difficulties related to the integration of the businesses of CCBI and Hawthorne are greater than expected; changes in the interest rate environment reduce interest margins; general economic conditions, either nationally or in the markets in which CCBI will be doing business, are less favorable than expected; legislation or changes in regulatory requirements adversely affect the businesses in which CCBI would be engaged or factors occur which result in a condition to the transaction not being met. CCBI and Hawthorne undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This press release may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI’s website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne’s website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI’s directors and executive officers is available in CCBI’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne’s directors and executive officers is available in Hawthorne’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of the three Hawthorne Board of Directors’ members, identified above, to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

EMPLOYEE Q & A

1.	Why did Hawthorne and Commercial Capital Bancorp (CCB), Inc. decide to merge?

Commercial Capital Bancorp, Inc. (CCB) is extremely interested in Hawthorne’s people, culture and lines of business and the complementary nature of the two organizations. Both companies specialize in real estate lending. We both place a high priority on client satisfaction and exceptional service. The new organization will have assets in excess of $4.5 billion, making it the 4th largest thrift in Southern California. It will have a solid retail deposit franchise and will be a major force in the California real estate lending market.

2.	Hawthorne’s asset size is greater than CCB. Why isn’t Hawthorne Savings acquiring them?

It is often the case that a larger organization acquires a smaller one. In this particular instance, CCB is acquiring Hawthorne because their performance over the last two years has been extraordinary. Their stock has performed extremely well and recently Friedman Billings Ramsey identified them as “#1” in terms of potential total return among their list of fifteen recommended banks and thrifts. CCB is also on Sandler O’Neill’s recommended top ten list. CCB was the fourth largest originator of multi-family loans in California in the twelve months ending Sept. 30, 2003. The bank was also the fastest growing banking organization in California based on percentage growth in total assets over the last 3 years ending in Sept. 2003. We believe the merger of our two organizations will result in an even more powerful financial institution.

3.	Over the past year, the bank has stated repeatedly that Hawthorne was in the market to make another acquisition. Why did we decide to be acquired rather than make an acquisition as was discussed?

Hawthorne has actively looked for another bank to acquire since the FFIL merger. However, to date, we have not been able to locate a suitable partner. At the same time, Hawthorne’s financial results have continued to improve dramatically, making us an increasingly attractive organization to investors. Although we have had no specific intentions to seek a buyer, we were not surprised that another organization found Hawthorne to be an excellent strategic fit. CCB has watched Hawthorne’s financial performance with great interest and is well aware of our outstanding reputation. CCB has a very strong presence in the real estate lending arena and is looking to grow very quickly. One of the ways a company may grow quickly is through a merger or acquisition. CCB feels that Hawthorne provides them with exactly what it needs to grow and has made an offer to acquire Hawthorne, which provides not only significant value to our shareholders, but great opportunity for our employees and clients. CCB’s growth and financial results place them as the fastest growing financial institution in the state, and CCB is one of the best performing financial institutions in terms of financial performance measurements. As a result, CCB’s stock (NASDAQ:CCBI) has performed exceedingly well.

4.	We understand the headquarters of Commercial Capital Bancorp, Inc. is in Irvine. What will that mean for our Corporate Office in El Segundo? Will there still be jobs in El Segundo? What about the Tustin Loan Center? What about our branches?

It is too early in the transaction to specify exactly where the various departments and employees will be located. However, as those decisions are made, management will communicate them to you. Management will make every effort to provide you with as much information as possible as soon as possible about the various functions of the Bank.

CCB is very interested in maintaining Hawthorne’s deposit and lending business lines with as little disruption as possible. That being said, management will work to inform everyone as quickly as possible once definitive decisions are made.

5.	How many locations will the new company have?

The new organization will have a total of 19 branches, which include our current 15 as well as Irvine, La Jolla, Rancho Santa Margarita and Riverside. CCB is planning on opening a Beverly Hills office in the summer of 2004.

The bank will have 11 loan offices throughout the state in, Irvine, San Diego, Los Angeles, Woodland Hills, Encino, Sacramento, Corte Madera (Marin County) and Oakland, with production offices located in Irvine, Tustin, El Segundo and Burlingame.

6.	Will I still have my job? If not, will I be offered a severance package?

In any merger, there is always the possibility that there will be some overlap of functions/positions. However, Hawthorne has a reputation of having built a solid infrastructure, which will complement CCB’s organization.

Within the next few months, management will meet with employees to discuss your potential role within the new organization. Management is committed to providing letters indicating each employee’s future status with the company as soon as possible. CCB treats their employees well and recognizes the importance of letting Hawthorne employees know the status of their future employment as soon as possible.

In addition, Hawthorne’s Board adopted a severance pay plan that will be effective on the date of the merger, which is expected to occur in the summer of 2004. Any employee who is not offered continued employment by CCB will be provided severance benefits based upon their level and years of service, but with a minimum payment threshold. As more details become available management will communicate with you.

7.	What will happen to my benefits?

Currently and until the merger is complete, Hawthorne and CCB will continue to offer their current benefit programs to their employees. Over the next few months, as part of the transition, the benefits of both companies will be reviewed. We will communicate with you, as more details are available.

8.	Will I continue to report to my current manager?

The current reporting structure will remain in place for now. Any changes to your management reporting relationship will be discussed with you during the transition period.

9.	How will this transaction affect Hawthorne’s clients?

CCB will make every effort to make this transition as seamless as possible for Hawthorne’s clients. Ultimately, the merger will make available to each client a broader array of products and services than either institution currently offers. We value our clients and CCB is intent on maintaining Hawthorne’s client base and providing them an even better array of products and services.

In terms of core operations, the decision has been made to adopt Hawthorne’s computer systems as the systems for the new combined organization. With 80% of the deposits belonging to Hawthorne customers, this will make the integration of the two organizations smoother.

10.	What if I get a question about the transaction from a client?

This merger is a great opportunity not only for our companies but for our clients as well. Ultimately, the merger will make available to each client a broader array of products and services as well as providing more branch locations and loan centers than either institution now offers. We value our clients and want them to continue to bank with us. As appropriate, we hope you will communicate to all clients that the new organization will be able to serve them better and offer more products, services and locations. CCB’s service culture, “Clients First” is very similar to Hawthorne’s core values “People Count” and “Extreme Service”.

Until the close of the transaction, we will operate as two separate organizations. During the interim, neither bank will be able to process transactions for each other’s clients.

11.	What happens if clients have accounts with both Hawthorne and Commercial Capital Bancorp, Inc.?

Both companies have separate FDIC insurance coverage. Non-time deposits are insured for six months after the close of the merger. Time deposits are separately insured until the earliest maturity date or six months after the merger date, whichever occurs later.

12.	What should I tell loan brokers? Will we continue to offer the same loan programs?

Currently, and until the merger is complete, Hawthorne and CCB will continue to offer the same loan programs as each institution previously offered. Over the next few months, as part of the transition, the products of both companies will be reviewed and revised to ensure that the newly merged entity offers the most competitive and appropriate products. CCB is a very strong multifamily and commercial lender. CCB is excited by the diversification that Hawthorne’s product lines provide to the overall balance sheet. If anything, the merger should provide more competitive pricing and a broader geographic distribution. For example, CCB has a strong secondary marketing function, which will facilitate offering fixed-rate loans and other products not currently originated by Hawthorne.

13.	Will our name change?

Both institutions will maintain their current names through the close of the transaction. Upon the close of the merger, the combined organization will transition to the “Commercial Capital Bank” name. Although Hawthorne has a strong regional presence and identity through many years of service to the local community, the new organization will have offices throughout California, including loan centers in Northern California. The new name will enable the combined organization to continue to expand its presence throughout the state.

14.	Is there a possibility that the deal may not go through?

At this time, we are confident that the merger will proceed according to schedule. There is always a small chance that something unforeseen could occur to delay or halt the proceedings; however this is very unlikely. The regulators and shareholders are expected to approve the transaction in the second quarter of 2004 and the transaction is scheduled to close in the summer of 2004.

15.	Hawthorne is known for its great corporate culture that has been fostered through a number of programs over the years. How will this transaction impact our corporate culture?

Hawthorne’s corporate culture is one we are very proud of. It is an integral part of our success as an organization and is one of the reasons CCB is interested in pursuing this merger. CCB is a relatively young organization but has already developed a strong service culture similar in many respects to Hawthorne’s. CCB is excited about the prospect of integrating much of Hawthorne’s culture into their organization.

16.	If I have additional questions in the weeks ahead, how do I get them answered?

We will continue to provide information to all employees as it becomes available. Should you have specific questions pertaining to your position or department you should speak with your manager. General questions may be directed to Human Resources.

This Q&A may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI’s website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne’s website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI’s directors and executive officers is available in CCBI’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne’s directors and executive officers is available in Hawthorne’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of three Hawthorne Board of Directors’ members to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.